Metallica Resources Inc.

Consolidated Balance Sheets

(unaudited)

U.S. dollars (000’s)

	June 30,	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$27,574	$44,762
Value-added tax and other receivables	4,217	2,787
Inventory (Note 4)	6,028	133
Deposits and prepaid expenses	2,554	204
	40,373	47,886

Mineral properties, plant and equipment (Note 5)	97,349	84,827
Other assets	314	240
Total assets	$138,036	$132,953

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,218	$5,790

Restricted stock units (Note 8(d))	503	557
Asset retirement obligation (Note 7)	781	611
	11,502	6,958

Shareholders’ equity:
Share capital – 92,465,051 common shares (2006: 92,001,263) (Note 8(a))	135,001	133,572
Contributed surplus	1,485	1,485
Warrants (Note 8(b))	10,361	10,364
Stock options (Note 8(c))	2,871	2,474
Accumulated other comprehensive loss	(26)	--
Deficit	(23,158)	(21,900)
	126,534	125,995
Total liabilities and shareholders’ equity	$138,036	$132,953

Contingencies (Note 10)
Subsequent event (Note 11)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.

Consolidated Statements of Operations and Deficit

(unaudited)

U.S. dollars (000’s, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
Gold	$1,813	$--	$1,813	$--
Silver	718	--	718	--
	2,531	--	2,531	--
Operating expenses:
Direct production costs	2,839	--	2,839	--
Depreciation and amortization	128	--	128	--
	2,967	--	2,967	--
Operating loss	(436)	--	(436)	--

Other expense (income):
General and administrative	1,707	1,329	2,672	1,827
Exploration and business development	318	158	435	203
Restricted stock units	47	53	282	146
Foreign exchange gain	(1,681)	(1,222)	(1,849)	(1,169)
Interest income	(340)	(350)	(752)	(687)
	51	(32)	788	320

Income (loss) before income taxes	(487)	32	(1,224)	(320)

Income tax provision (Note 9)	14	23	34	38

Net income (loss)	(501)	9	(1,258)	(358)

Deficit at beginning of period	(22,657)	(19,136)	(21,900)	(18,769)

Deficit at end of period	$(23,158)	$(19,127)	$(23,158)	$(19,127)

Basic and diluted loss per share	$(0.01)	$--	$(0.01)	$--

Weighted average number of common shares outstanding	92,329,623	83,702,479	92,270,166	83,614,449

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statement of Comprehensive Loss

(unaudited)

U.S. dollars (000’s)

	Three Months Ended June 30,	Six Months Ended June 30,
	2007	2007

Net loss	$(501)	$(1,258)
Net unrealized gain (loss) on available-for-sale securities	(98)	126

Comprehensive loss	$(599)	$(1,132)

Consolidated Statement of Accumulated Other Comprehensive Loss

(unaudited)

U.S. dollars (000’s)

Six Months Ended June 30,
2007

Balance at December 31, 2006	$--
Net unrealized loss on available-for-sale securities	(152)
Balance at January 1, 2007 on adoption of new accounting standard	(152)
Net unrealized gain on available-for-sale securities	126

Accumulated other comprehensive loss	$(26)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.

Consolidated Statements of Cash Flows

(unaudited)

U.S. dollars (000’s)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Cash flows provided from (used for) operating
activities
Net income (loss)	$(501)	$9	$(1,258)	$(358)
Non-cash items:
Depreciation and amortization	144	4	161	7
Stock-based compensation expense	480	389	687	431
Restricted stock unit expense	47	53	282	146
Unrealized gain (loss) on available-for-sale
securities and other	(82)	6	150	11
Changes in non-cash working capital and
other assets	(4,199)	(364)	(6,493)	(496)
	(4,111)	97	(6,471)	(259)
Cash flows used for investing activities
Mineral properties, plant and equipment	(4,830)	(5,841)	(11,496)	(9,863)
	(4,830)	(5,841)	(11,496)	(9,863)
Cash flows provided from financing activities
Proceeds from exercise of warrants	25	--	25	54
Proceeds from exercise of stock options	427	327	906	768
	452	327	931	822

Decrease in cash and cash equivalents	(8,489)	(5,417)	(17,036)	(9,300)

Cash and cash equivalents, beginning of period	36,063	38,787	44,610	42,670

Cash and cash equivalents, end of period	$27,574	$33,370	$27,574	$33,370

Cash and cash equivalents consist of:
Cash on hand	$1,966	$3,490	$1,966	$3,490
Short-term investments	25,608	29,880	25,608	29,880
	$27,574	$33,370	$27,574	$33,370

Non-cash investing activities:
Increase (decrease) in accounts payable and
accrued liabilities related to mineral properties,
plant and equipment	$(1,927)	$1,966	$(921)	$2,840
Income tax payments	$15	$7	$33	$7

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.

Notes to Consolidated Financial Statements

(unaudited)

U.S. dollars

1.

Nature of Operations

Metallica Resources Inc. (the “Company”) operates a gold and silver mine in Mexico and is engaged in the exploration, acquisition and development of precious and base metal mineral deposits throughout the Americas.

The Company has completed construction of its Cerro San Pedro gold and silver project in Mexico, except for construction of cells two and three of the phase one leach pad, installation of additional pumps to increase processing throughput plant capacity and other miscellaneous projects.  These construction activities are expected to be completed later this year.  The project processing facilities were tested and determined to be operational on April 30, 2007.  Effective May 1, 2007, commercial production commenced at the Cerro San Pedro project.  All project revenues and operating costs attributable to periods beginning after May 1, 2007 are reflected in the Company’s statement of operations.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

2.

Basis of Presentation and New Accounting Policies

These interim consolidated financial statements of Metallica Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006.  In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Certain of the prior period figures have been reclassified to conform with the current period presentation.

Inventory

The Cerro San Pedro mine is a run-of-mine heap leaching operation whereby gold and silver ore is mined and placed on leach pads without screening or crushing.  Inventories consist of ore on leach pad and doré.  Ore on leach pad represents mined ore that has been stacked on an impermeable pad and is being leached with chemical solutions to dissolve precious metals, which will be recovered in a processing plant in the form of partially refined gold and silver, or doré.

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data.  Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded.

Ore on leach pad is valued at the lower of average production cost or net realizable value.  Costs are added to ore on leach pad based on actual mining costs and amortization and depreciation incurred during the period, and are removed from the leach pad based on the average cost per recoverable ounce.

Doré inventory is valued at the lower of average production cost or net realizable value.  Average production cost includes the average cost of the ore on leach pad incurred prior to the doré refining process, plus doré processing costs including applicable depreciation on the process plant facilities.  Royalties, outside refinery charges and related transportation charges are allocated directly to cost of sales.

Supplies and reagents inventory are valued at the lower of average cost or replacement cost.

Revenue

Revenue is recorded when delivery of doré and transfer of ownership has occurred.  Sales are recorded based on the estimated gold and silver values contained in the partially refined doré, and are subsequently adjusted once the refined metal quantities are known.

Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment are amortized on a unit-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever is appropriate.

3.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”).  Prior periods have not been restated.

a)

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts.  It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices.  Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet.  These unrealized gains and losses are not reflected in net income until realized.

b)

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $0.2 million decrease to accumulated other comprehensive income.  The adjustment resulted from unrealized gains, which were more than offset by related foreign exchange losses, on cash equivalents accounted for as available-for-sale securities.  As prescribed by these standards, prior periods have not been restated.

4.

Inventory

Inventory consists of the following:

	June 30, 2007 (000’s)	December 31, 2006 (000’s)
Ore on leach pad	$5,191	$133
Gold and silver doré	690	--
Reagents and supplies	147	--

	$6,028	$133

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the six month period ended June 30, 2007 are summarized as follows:

Balance at December 31,				Plant
2006	Mineral	Deferred	Construction	and		Accumulated
(000’s)	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

Cerro San Pedro, Mexico	$23,924	$20,840	$35,213	$1,128	$81,105	$383	$80,722
El Morro, Chile	--	114	--	--	114	--	114
Rio Figueroa, Chile	562	2,115	--	--	2,677	--	2,677
Other Projects, Chile	41	13	--	--	54	--	54
Alaska Peninsula, USA	225	885	--	--	1,110	--	1,110
Office Furniture and Equipment	--	--	--	274	274	124	150
Balance at December 31, 2006	24,752	23,967	35,213	1,402	85,334	507	84,827

2007 Additions

Cerro San Pedro, Mexico	750	961	9,529	464	11,704	336	11,368
Reclassification of Cerro San Pedro balances	(24,674)	(21,801)	(41,815)	88,290	--	--	--
El Morro, Chile	--	141	--	--	141	--	141
Rio Figueroa, Chile	24	889	--	--	913	--	913
Other Projects, Chile	14	1	--	--	15	--	15
Alaska Peninsula, USA	--	98	--	--	98	--	98
Office Furniture and Equipment	--	--	--	20	20	33	(13)
2007 Additions	(23,886)	(19,711)	(32,286)	88,774	12,891	369	12,522

Balance at
June 30, 2007

Cerro San Pedro, Mexico	--	--	2,927	89,882	92,809	719	92,090
El Morro, Chile	--	255	--	--	255	--	255
Rio Figueroa, Chile	586	3,004	--	--	3,590	--	3,590
Other Projects, Chile	55	14	--	--	69	--	69
Alaska Peninsula, USA	225	983	--	--	1,208	--	1,208
Office Furniture and Equipment	--	--	--	294	294	157	137
Balance at June 30, 2007	$866	$4,256	$2,927	$90,176	$98,225	$876	$97,349

The Company reclassified its capitalized costs relating to the Cerro San Pedro project to plant and equipment as a result of commencement of commercial production on May 1, 2007.  Construction in progress at June 30, 2007 relates to ongoing construction activities at the Cerro San Pedro project, principally leach pad construction.

6.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of one thousand dollars per day plus out-of-pocket expenses. Effective April 1, 2007, the director’s consulting rate was increased to one thousand two hundred and fifty dollars per day.  The Company has incurred technical advisory fees pursuant to this agreement totaling eighty-four thousand dollars during the six months ended June 30, 2007.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement provides for consulting fees of six thousand dollars per month.  Effective April 1, 2007, the director’s consulting rate was increased to seven thousand dollars per month.  The Company has incurred consulting fees pursuant to this agreement totaling forty thousand dollars during the six months ended June 30, 2007.

7.

Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations.  The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

(000’s)
Balance at December 31, 2006	$611
Accretion	28
Additional reclamation provision	142
Balance at June 30, 2007	$781

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows as of June 30, 2007 of $1.3 million.  Commencement of reclamation activities are expected to begin in 2016.  The present value of the estimated future cash outflow layer for 2007 assumes an inflation rate of 2.5% and has been discounted using a risk-adjusted rate of 7.75%.  Accretion of asset retirement obligation that relates to periods prior to commencement of commercial production totaling $0.1 million has been capitalized as plant and equipment.  Accretion that relates to periods after commencement of commercial production has been expensed.  The total reclamation obligation for the project is estimated to be $4.3 million.

8.

Share Capital

a) Common shares issued and outstanding

	Shares	Amount
	(000’s)	(000’s)
Balance at December 31, 2006	92,001	$133,572
Exercise of stock options for cash	454	906
Fair value of stock options exercised	--	488
Exercise of warrants for cash	8	25
Fair value of warrants exercised	--	3
Shares issued for retirement plan	2	7
Balance at June 30, 2007	92,465	$135,001

b) Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing.  Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009.   As of June 30, 2007, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.2 million were outstanding at June 30, 2007.  Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008.   Warrants to purchase eight thousand shares were exercised during the six months ended June 30, 2007.

c) Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of June 30, 2007:

	Weighted	Stock
	Average	Options	Amount
	Exercise	Outstanding	(US$)
	Price (Cdn$)	(000’s)	(000’s)
Balance at December 31, 2006	$2.41	3,067	$2,474
Stock options granted	5.07	420	--
Compensation cost recognized	--	--	926
Exercise of stock options for cash	2.33	(454)	--
Fair value of stock options exercised	--	--	(488)
Forfeited stock options	3.89	(87)	--
Fair value of stock options forfeited	--	--	(41)

Balance at June 30, 2007	$2.76	2,946	$2,871
Exercisable at June 30, 2007	$2.33	2,153

The total fair value of options granted during the six months ended June 30, 2007 was $0.9 million.  These options vest over a two-year period.

The fair value of options granted in 2007 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

2007 Grants

Risk-free interest rate (Canada)	3.95% to 4.41%
Expected dividend yield	0.0%
Expected price volatility	56% to 67%
Expected life of option	3.4 to 3.7 years

Option pricing models require the input of highly subjective assumptions.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

d) Restricted stock units

The Company’s restricted stock unit (“RSU”) plan provides for the Company’s directors to grant RSUs subject to vesting and other conditions as determined by the directors.  The settlement of RSUs will be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement.  RSU expense is recorded over the three-year vesting period.  The following table summarizes RSUs outstanding as of June 30, 2007:

Date of Grant	Date of Settlement	Number of RSUs (000’s)	Fair Value (000’s)
March 10, 2005	March 10, 2008	120	$402
March 9, 2006	March 9, 2009	250	476
May 24, 2007	May 24, 2010	184	27

Balance at June 30, 2007			905
Less current maturities, included in current liabilities			402

Non-current portion			$503

9.

Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of the estimated to date 2007 tax obligation associated with a profitable Mexican subsidiary.

10.

Contingencies

a)  The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment.  Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)  The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents (“Project Opponents”) against governmental agencies.  The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

c)  As required by an earlier court order in 2005, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws.  The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States.  The Company received a new Environmental Authorization in April 2006.  The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order.  In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

d)  On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. (“WGLA”) under which WGLA had served as the mining contractor for the Company’s Cerro San Pedro project.  The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract.  Approximately $10.2 million of these claims have been submitted to arbitration for resolution.  Approximately $4.2 million of the remaining $4.7 million of claims will also likely be submitted to arbitration for resolution.  The Company disputes all but approximately $0.5 million of WGLA’s $14.9 million claim.  The outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed.

e)  In April 2007, the Company entered into an agreement with a law firm to provide legal services with respect to ongoing litigation at the Cerro San Pedro project.  In the event that the litigation is resolved in favor of the Company by December 31, 2007, the Company will pay the law firm a success fee of approximately $1.0 million.

11.

Subsequent Event

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.  The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011.  If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015.  Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production.  The owner will retain a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.